UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Albany Molecular Research, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

012423109

(CUSIP Number)

Lauro Cinquantasette S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Enrico Ricotta

+39-02-8695221

Lauro Quarantotto S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Marco Carotenuto

+39-02-8695221

Clessidra S.G.R. S.p.A.

Via del Lauro, 7

20121 Milano, Italy

Attention: Riccardo Bruno

+39-02-8695221

With copies to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Maurizio Levi-Minzi, Esq.

(212) 909-6306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Lauro Cinquantasette S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16.49% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.49%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement (as defined in Item 6 of the Statement (as defined below)), the Lauro 57 Shareholders Agreement (as defined in Item 5(b) of the Statement) or the Amended Lauro 57 Shareholders Agreement (as defined below in Item 5(b)) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Amendment No. 1 (as defined below) for discussion of calculation of beneficial ownership and percentage of ownership.

CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Lauro Quarantotto S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Amendment No. 1 for discussion of calculation of beneficial ownership and percentage of ownership.

CUSIP No. 012423109	13D

1	NAME OF REPORTING PERSON Clessidra S.G.R. S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐ *
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,051,295
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,051,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6.82% **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Item ☑ *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.82%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	To the extent that the parties to the Stockholders Agreement, the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement or the other shareholder parties to the Lauro 57 Shareholders Agreement or the Amended Lauro 57 Shareholders Agreement, as applicable, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

**	See Item 5 of this Amendment No. 1 for discussion of calculation of beneficial ownership and percentage of ownership.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Statement”) initially filed by the Reporting Persons on July 18, 2016. Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

Item 4.  Purpose of the Transaction.

The third paragraph of Item 4 of the Statement is hereby amended and replaced in its entirety as follows:

“Lauro 57 acquired the Common Stock of the Issuer in the Transaction for investment purposes. Subject to the provisions of the Lauro 57 Shareholders Agreement, the Amended Lauro 57 Shareholders Agreement, the Registration Rights and Lock-Up Agreement (as defined below in Item 6) and the Stockholders Agreement (as defined below in Item 6), in connection with the Reporting Persons’ ongoing evaluation of this investment and upon future developments (including the performance of the Common Stock in the market, the attractiveness of alternative business and investment opportunities, the ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects and general stock market and economic conditions), the Reporting Persons (directly or indirectly) (i) may from time to time dispose of all or a portion of the Common Stock acquired pursuant to the Transaction, (ii) may or may not in the future seek to acquire, alone or in conjunction with others, additional shares of Common Stock of the Issuer, through open market purchases, negotiated transactions, tender offer, merger or otherwise or (iii) may or may not change such Reporting Person’s intention with respect to any or all of the matters referred to in this Item 4. Future purchases will depend on market, business and economic conditions, availability of capital, factors relating to the Issuer (including the market price of Common Stock) and other factors that the Reporting Persons may consider relevant. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will (directly or indirectly) purchase any additional shares of Common Stock or dispose of any shares of Common Stock.”

Item 4 of the Statement is further hereby amended and supplemented as follows:

“Amended Lauro 57 Shareholders Agreement.

The parties to the Amended Lauro 57 Shareholders Agreement agree that, upon the Effective Date, any sale of the Issuer’s Common Stock held by Lauro 57 for consideration less than fourteen U.S. dollars ($14.00) per share requires the approval of more than seventy percent (70%) of the shareholders holding Lauro 57’s total capital stock. Additionally, following the expiration of the lock-up period provided in the Stockholders Agreement and the Registration Rights and Lock-Up Agreement, the Lauro 57 shareholders agree to cause Lauro 57’s board of directors to resolve to sell the Issuer’s Common Stock held by Lauro 57, in whole or in part, for the purpose of maximizing value, taking into account not only the interest of Lauro 57, but also that of each of the Lauro 57 shareholders. If Lauro 57 still holds any of the Issuer’s Common Stock on January 11, 2019, the Lauro 57 shareholders agree to cause the transfer of such Common Stock proportionally to the Lauro 57 shareholders.

The foregoing description of the Amended Lauro 57 Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Amended Lauro 57 Shareholders Agreement, listed as Exhibit 7.8 hereto, is incorporated herein by reference.

To the extent that the parties to the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other shareholder parties to the Amended Lauro 57 Shareholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.”

Item 5. Interest in Securities of the Issuer.

Item 5(b) of the Statement is hereby amended and supplemented as follows:

“On August 5, 2016, the shareholders of Lauro 57 entered into a Patto Parasociale Consolidato (i.e., a Shareholders Agreement) to amend and replace the Lauro 57 Shareholders Agreement and implement and supersede the Memorandum of Understanding (the “Amended Lauro 57 Shareholders Agreement”) upon the earlier of (i) the date of the meeting of the Lauro 57 shareholders pursuant to paragraph 2.1.7 of the Amended Lauro 57 Shareholders Agreement and (ii) September 30, 2016 (the “Effective Date”). Upon the Effective Date, each of Lauro 48 and Mandarin will have the right to appoint a director to Lauro 57’s three member board of directors and each such director must approve any action of Lauro 57’s board of directors, including any disposition of the Issuer’s Common Stock held by Lauro 57. Upon the Effective Date, no shareholder of Lauro 57 will have any “drag along” rights under the Amended Lauro 57 Shareholders Agreement.

The foregoing description of the Amended Lauro 57 Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Amended Lauro 57 Shareholders Agreement, listed as Exhibit 7.8 hereto, is incorporated herein by reference.

To the extent that the parties to the Amended Lauro 57 Shareholders Agreement may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other shareholder parties to the Amended Lauro 57 Shareholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 is hereby amended and replaced in its entirety as follows:

“The information set forth or incorporated in Items 2, 3, 4 and 5 (including the information concerning the Share Purchase Agreement, the Lauro 57 Shareholders Agreement and the Amended Lauro 57 Shareholders Agreement) is incorporated into this Item 6 by reference.”

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

7.8	Amended Lauro 57 Shareholders Agreement, dated August 5, 2016, by and among Lauro 48, Mandarin and certain shareholders of Lauro 57 (Unofficial English translation).

7.9	Joint Filing Agreement, dated August 8, 2016, by and among Lauro 57, Lauro 48 and Clessidra.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2016

LAURO CINQUANTASETTE S.P.A.

By:	/s/ Enrico Ricotta
	Name:	Enrico Ricotta
	Title:	Director

LAURO QUARANTOTTO S.P.A.

By:	/s/ Marco Carotenuto
	Name:	Marco Carotenuto
	Title:	Chairman

CLESSIDRA S.G.R. S.P.A.

By:	/s/ Riccardo Bruno
	Name:	Riccardo Bruno
	Title:	Director